UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1

                                       To

--------------------------------------------------------------------------------
                                   APPLICATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
--------------------------------------------------------------------------------
         Consolidated Papers, Inc.                Stora Enso Acquisition, Inc.
         510 High Street                          Two Landmark Square, 3rd Floor
         Wisconsin Rapids, WI  54495-8050         Stamford, CT 06901-2792

               (Name of company filing this statement and address
                         of principal executive offices)

--------------------------------------------------------------------------------
                                      None
                     (Name of top registered holding company
                     parent of each applicant or declarant)

--------------------------------------------------------------------------------
                                 Carl H. Wartman
                            Consolidated Papers, Inc.
                          Secretary and General Counsel
                                 510 High Street
                                  P.O. Box 8050
                         Wisconsin Rapids, WI 54495-8050

                     (Name and address of agent for service)

--------------------------------------------------------------------------------
                 The Commission is also requested to send copies
            of any communications in connection with this matter to:

         Sara D. Schotland                           Michael S. Nolan
         Cleary, Gottlieb, Steen & Hamilton          Foley & Lardner
         2000 Pennsylvania Avenue, N.W.              777 East Wisconsin Avenue
         Washington, D.C.  20006-1801                Milwaukee, WI  53202-5367

       (Counsel for Stora Enso Acquisition, Inc.)    (Counsel for Consolidated
                                                     Papers, Inc.)

                  This Amendment No. 1 to the Application Under the Public Utility Holding Company Act Of 1935 (file No. 031-01049, filed on August 4,
2000) is being filed to add the exhibit that Consolidated Papers, Inc. and Stora Enso Acquisition, Inc. undertook to file by amendment at the time of the original filing.

EXHIBITS AND FINANCIAL STATEMENTS
---------------------------------

D-4 Order Issued by the Public Service Commission of Wisconsin pursuant to petition filed by CWPCo on March 22, 2000 (filed herewith)

                                    SIGNATURE
                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.


                                         CONSOLIDATED PAPERS, INC.



                                         By: /s/ Carl H. Wartman
                                            ------------------------------------
                                            Name: Carl H. Wartman
                                            Title: Secretary and General Counsel


                                         STORA ENSO ACQUISITION, INC.

                                         By: /s/ Erkki Autio
                                            ------------------------------------
                                            Name: Erkki Autio
                                         Title:  Vice President and Assistant
                                                 Secretary


Date:  August 24, 2000